Exhibit 99.1

Fort Technology: Logia USA Signs Exclusive Distribution Agreement to Expand Fuel Maintenance Solutions for Data Centers Across the U.S.

Agreement expands commercialization of Logia’s fuel integrity solutions for standby power in data centers and other mission-critical facilities.

Toronto, Ontario, Oct. 20, 2026 (GLOBE NEWSWIRE) -- Fort Technology Inc. (Nasdaq: FRTT, TSXV: FORT) (“Fort” or the “Company”) is pleased to announce that its majority-owned subsidiary, Logia USA Inc. (“Logia USA”), has entered into an exclusive Commercial Distributorship Agreement (the “Agreement”) with Schwab Vollhaber Lubratt, Inc. (“SVL”), a leading Midwest commercial HVAC equipment representative headquartered in Roseville, Minnesota.

Under the Agreement, Logia USA granted SVL the exclusive right to purchase and resell Logia USA’s automated fuel maintenance systems (the “Products”) within certain defined territories (collectively, the “Territories”) comprising:

●	the states of North Dakota, Minnesota, Wisconsin and Iowa;

●	the Upper Peninsula of Michigan; and

●	a broad range of counties in Illinois (including Cook, DuPage, Lake, Kane, Will, McHenry and additional counties as set forth in the Agreement).

Under the terms of the Agreement, SVL is also authorized to pursue further opportunities outside the Territories that it identifies and communicates to Logia USA. Logia USA retains the right to designate certain house accounts.

The Agreement represents an important step in the commercialization of Logia USA’s fuel integrity systems in the United States. Logia USA’s automated systems are designed to maintain the quality of diesel fuel stored for standby generators in accordance with American Society for Testing and Materials (ASTM) D975 standards, a critical reliability factor for data centers and other mission-critical facilities.

The Agreement is effective as of October 12, 2026 and will remain in effect until July 31, 2027, unless earlier terminated in accordance with its terms.

About SVL

Founded in 1967, SVL is one of the Midwest’s established manufacturer’s representatives for commercial heating, ventilation, air-conditioning and related mechanical systems. SVL works closely with building owners, architects, engineers and contractors and has significant activity in commercial, healthcare, institutional and data center projects. SVL’s established relationships with consulting engineers, contractors and end-users in commercial, institutional and data center projects across the Midwest provide a strong platform for introducing these solutions into the region’s growing critical infrastructure market.

About Fort Technology

Fort is engaged in the retail sale of consumer products, primarily serving the pest control and remedial repair industries. Fort develops, markets and sells a range of products for both amateur and professional customers under its proprietary brands, including Roshield, Entopest, Rempro and BirdGo. Products are sold primarily through Amazon marketplaces in the United Kingdom and Europe as well as through other online sales channels. Fort currently serves customers throughout the United Kingdom and continental Europe and plans to expand its retail operations into the United States, subject to applicable regulatory approvals, including through the acquisition of Logia USA Inc., a company focused on selling advanced fuel integrity solutions for data centers and other mission-critical facilities in the United States.

For further information, please contact:

Gabi Kabazo
Chief Executive Officer
Fort Technology Inc.
Telephone: (604) 833-6820
Email: Office@Fort-Tech.io

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively, “forward-looking statements”). Fort intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be about future events, including the anticipated benefits of the Agreement; the ability of SVL to successfully market, promote and distribute Logia USA’s products throughout the Territories; the expected commercialization and adoption of Logia USA’s fuel integrity solutions within data centers and other mission-critical facilities; the identification of additional sales opportunities outside the Territories; the growth of the Midwest critical infrastructure and data center markets; and the Company’s expectations regarding future revenue growth, customer acquisitions and business development opportunities arising from the Agreement.

The words “anticipate”, “believe”, “expect”, “project”, “predict”, “will”, “forecast”, “estimate”, “likely”, “intend”, “outlook”, “should”, “could”, “may”, “target”, “plan” and other similar expressions can generally be used to identify forward-looking statements. Any forward-looking statements in this press release are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Form 20-F registration statement (File No. 001-43178), as amended, as filed with the SEC on May 1, 2026 or the Company’s publicly filed documents which are available on SEDAR+ at www.sedarplus.ca. All forward-looking statements contained in this press release speak only as of the date on which they were made. Fort undertakes no obligation to update such statements to reflect changes in assumptions or changes in events that occur or circumstances that exist after the date on which they were made other than as required by applicable laws, rules and regulations.